0703S3

As filed with the Securities and Exchange Commission on July 16, 2003

Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Sigma Designs, Inc.

(Exact name of Registrant as specified in its charter)

California	94-2848099
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Sigma Designs, Inc.

1221 California Circle

Milpitas, CA 95035

(408) 262-9003

(Address and telephone number of Registrant's principal executive offices)

Thinh Q. Tran

President and Chief Executive Officer

Sigma Designs, Inc.

1221 California Circle

Milpitas, CA 95035

(408) 262-9003

(Name, address, and telephone number of agent for service)

Copies to:

Don Williams, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box.     ☒

If this Form is to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Filing Fee
Common Stock, no par value per share.....	1,450,000 shares	$12.29	$17,820,500.00	$1,441.68

(1)   The price of $12.29 per share, which was the average of the high and low prices of the Registrant's common stock on the Nasdaq National Market on July 11, 2003, is set forth solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PROSPECTUS
(Subject to Completion, dated July 16, 2003)

1,450,000 Shares

Sigma Designs, Inc.

Common Stock

This prospectus relates to the public offering of 1,450,000 shares of Common Stock of Sigma Designs, Inc. which are held by certain shareholders of Sigma Designs, Inc. identified in this prospectus. See "Selling Shareholders." These shares may be offered and sold from time to time by the selling shareholders. The selling shareholders acquired the shares in a private placement financing pursuant to a common stock purchase agreement with Sigma Designs, Inc.

The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is listed on the Nasdaq National Market under the symbol "SIGM." On July 11, 2003, the average of the high and low price for our common stock was $12.29 per share.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES

REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE

SECURITIES OR DETERMINED IF THIS PROSPECTUS IS

TRUTHFUL OR COMPLETE. ANY REPRESENTATION

TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July ___, 2003.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus (as it may be amended or supplemented) in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Sigma Designs, Inc. (referred to in this prospectus as "Sigma" "we" and the "Company"), any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering by us described in this prospectus is completed.

(1)	Sigma's Annual Report on Form 10-K for the year ended February 1, 2003, filed with the SEC on April 28, 2003;
(2)	Sigma's Quarterly Report on Form 10-Q for the quarter ended May 3, 2003, filed with the SEC on June 17, 2003; and
(3)	The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on November 3, 1986, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Kit Tsui

Chief Financial Officer

Sigma Designs, Inc.

1221 California Circle

Milpitas, California 95035

(408) 262-9003

You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

SIGMA DESIGNS, INC.

Founded in 1982, Sigma Designs, Inc. specializes in silicon-based moving picture experts group, or MPEG, decoding solutions for consumer digital video devices such as high-end DVD players, IP set top boxes, and next generation digital cable set top boxes, as well as streaming video-on-demand, or VOD, systems. Headquartered in Milpitas, California, Sigma also has a research and development center in France, as well as sales offices in China,Europe, Hong Kong, Japan, Korea and Taiwan. Our award-winning REALmagic video-streaming technology is used in both commercial and consumer applications, providing highly integrated solutions for high-quality decoding of MPEG-1, MPEG-2 and MPEG-4 content. Based on this core technology, Sigma has developed system solutions for convergence products including streaming video, DVD playback, Internet connectivity and personal video recording. Sigma's products are sold worldwide through a direct sales force, distributors and original equipment manufacturers.

A pioneer in the MPEG hardware decoder market, Sigma introduced its REALmagic card in 1993, a MPEG playback card for PCs. In April 1997, we announced our entry into the DVD market. A key element of DVD specification is the use of MPEG-2 standards for digital video compression, a technology with which Sigma has established expertise. Thus, Sigma's MPEG-2 chips and add-in boards have been used worldwide in leading multimedia PC platforms to enable applications such as DVD title creation, DVD decoding, streaming video and IP multicasting.

During the past few years, Sigma has expanded well beyond its PC card beginnings and is working with telecommunication companies, or telcos, and cable operators on trial deployments involving advanced DSL, broadband over cable, fiber to the home, and other networks for delivering VOD to consumer homes, multiple dwelling units and commercial hotel chains. This involvement has led to technology investments in streaming video silicon and software. At the end of 2001, Sigma introduced the industry's first DVD resolution MPEG-4 decoder chip for set-top appliances. We have secured numerous design wins and are shipping this product for applications including IP-based set top boxes for video over DSL, fiber to home, and advanced DVD players.

Sigma was incorporated under the laws of the State of California in January 1982. Our principal executive office is located at 1221 California Circle, Milpitas, California, telephone number (408) 262-9003.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

The following risk factors should be considered in conjunction with the other information included in or incorporated by reference to this Form S-3.

We have a history of operating losses and we could sustain future losses. We cannot assure you that we will be profitable and if we continue to lose money, our business may not be financially viable.

We incurred significant operating losses in fiscal 1995, 1996, 1998, 2001, 2002 and 2003 and had negative cash flow in fiscal 1995, 1998, 2002 and 2003. Since our introduction of the REALmagic MPEG product line in November 1993, we have made significant investments in marketing and technological innovation for our REALmagic products. As a result of our investments, we experienced significant losses through fiscal 1996. Fiscal 1995, 1996 and 1998 also included significant losses associated with products other than those related to our REALmagic technology. Fiscal 2001, 2002 and 2003 included significant loss associated with the decline in demand of our REALmagic products. Since our inception through April 30, 2003, our total accumulated deficit is $62,080,000. We cannot assure you that we will be able to sell our REALmagic products in substantial quantities or generate significant revenues from those sales. We cannot assure you that we will not incur operating losses in any future fiscal quarter or fiscal year.

If we fail to comply with or obtain waivers for covenants under our loan obligations, our financial condition will be harmed.

Our amended and restated business loan agreement with our bank, dated November 1, 2002, is comprised of three lines of credit which allow for borrowings of $12.0 million, $5.0 million and $1.0 million, respectively. Under the line of credit agreements, which expire in October 2003, we are subject to certain covenants that, among other things, require us to maintain tangible net worth of at least $4.6 million as of April 30, 2003. As of that date, we were in compliance with this covenant. Since July 1997, we have, on occasion, been in violation of some of the covenants and in all cases have obtained waivers releasing us from our obligation to meet these covenants as of previous dates. It is possible that we may need a waiver for future periods and there are no guarantees that our bank will grant these waivers. If we do not meet these covenants and cannot obtain waivers, the lender could accelerate payments on the notes. Payment of these notes, prior to securing additional financing, could substantially weaken our financial condition. If we do not have sufficient funds available to make full payment of the notes when required, the bank could foreclose on our accounts receivable, inventories, general intangibles, equipment and tangible assets that collateralize the notes, which could harm our business.

If we are unable to maintain our listing on the Nasdaq National Market, the liquidity of our common stock could be seriously impaired.

Our common stock trades on the Nasdaq National Market, which specifies certain requirements for the continued listing of common stock. One of these requirements is that we must hold tangible net worth, or total assets less total liabilities, of at least $10.0 million. We held tangible net worth of approximately $10.9 million as of April 30, 2003. However, at times during the last fiscal year, we were not able to maintain this listing requirement. Consequently, the Nasdaq may notify us if we are not in compliance with this listing requirement, and will then likely require us to demonstrate a plan for establishing compliance with this requirement. If we are unable to demonstrate a satisfactory compliance plan, the Nasdaq may seek to de-list our common stock from the Nasdaq National Market. If we were de-listed from the Nasdaq National Market, we believe we would qualify for listing on the Nasdaq Small Cap Market; however, we cannot assure you that an active trading market will develop for our common stock in that market.

If our common stock is de-listed, and particularly, if we are unable to list our common stock on an alternative market such as the Nasdaq Small Cap Market, it would seriously limit the liquidity of our common stock and impair our potential to raise future capital through the sale of our common stock, which could have a material adverse effect on our business. De-listing could also reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of our common stock, regardless of our operating performance. De-listing could also adversely affect our relationships with vendors and customers.

Marketing risks and volatility of OEM customer sales and resale distribution may harm our business.

Our ability to increase sales and achieve profitability depends substantially on our ability to achieve a sustained high level of sales to new OEM customers. We have not executed volume purchase agreements with any of our current customers. Our customers are not under any obligation to purchase any minimum quantity of our products. Also, even if we achieve new design wins, we cannot assure you that these manufacturers will purchase our products in substantial volumes. Sales to any particular OEM customer fluctuate significantly from quarter to quarter and are subject to severe price pressures by competitors. Any reductions in those sales could have a negative impact on our liquidity, which could seriously harm our business. Based on our experience in the industry, we expect that our actual sales to OEM customers will continue to experience significant fluctuations. Also, estimates of future sales to any particular customer or groups of customers are inherently uncertain.

Our ability to achieve profitability also depends on maintaining our current sales levels of streaming video and PC add-in products through domestic and international distributors for resale through corporate markets. Sales to such distributors are typically subject to contractual rights of inventory rotation or price protection. The failure of distributors to achieve sustained sell-through of our products could result in product returns or delayed or uncollectable receivables. For example, in the third and fourth quarters of fiscal 2001, we recorded sales returns from one of our distributors in the amount of approximately $2.7 million which we recorded as reduction of revenues and $1.4 million which we recorded as an increase to our sales return reserve. We also provided for a bad debt allowance in the amount of approximately $2.1 million as of January 31, 2001. Any such returns and uncollectable receivables could continue to contribute to fluctuations in our results of operations. We cannot assure you that we will be successful in obtaining or maintaining a significant market for these products.

Because we depend on a limited number of major customers, the reduction, delay or cancellation of orders from these customers or the loss of these customers may adversely affect our business.

During the first quarter of fiscal 2004, four customers accounted for more than 10% of net revenues as compared to two customers that accounted for more than 10% of net revenues in the same quarter of fiscal 2003. During fiscal 2003, only one of our customers accounted for more than 10% of net revenues as compared to three customers that accounted for more than 10% of net revenues in fiscal 2002 and 2001. In the first quarter of fiscal 2004, one customer in Europe and three customers in Asia accounted for 55% of our total net revenues, as compared to one customer in the U.S. and one customer in Asia that accounted for 35% of our total net revenues in the same quarter of fiscal 2003. In fiscal 2003, one customer in Europe, two customers in the U.S. and two customers in Asia accounted for 47% of our total net revenues, as compared to three customers in the U.S. and one customer in Europe that accounted for 49% of our total net revenues in fiscal 2002, and two customers in the U.S and three customers in Asia that accounted for 55% of our total net revenues in fiscal 2001. Our dependence on a few major customers will likely continue along with other changes in the composition of our customer base. The reduction, delay or cancellations of orders from major customers or the loss of major customers could materially and adversely affect our operating cash flows, working capital and results of operations. In addition, any difficulty in collection from key customers could harm our financial condition

If the consumer appliance market fails to expand our business will be harmed.

Since fiscal 2001, we have shifted our core business from board products to the PC add-in market to chipset products to the consumer appliance market, under which our target customers are set-top box and DVD manufacturers. Currently, our sales from chipset products to set-top boxes and advanced DVD players account for a majority of our net revenues. We expect that providing advanced digital media processors to the consumer appliance market will continue to account for a significant portion of our net revenues in the foreseeable future. However, our strategy may not be successful. Given the current economic environment, consumer spending on home entertainment electronics and applications may not increase as we expect and may even decline. If we experience delays in the deployment of digital processors and system solutions in the set-top boxes and advanced DVD players, or we do not successfully market and sell our products to our target manufacturers who incorporate integrated circuits into their systems or products, our business will be harmed, including possible inventory obsolescence, reduced working capital, and a negative impact on operating cash flows.

Our failure to keep pace with technological change will seriously harm our business.

Our success depends, among other things, on our ability to achieve and maintain technological leadership and to remain competitive in terms of price and product performance.

Our technological leadership depends on our continued technological advancements, and research and development investments in the area of MPEG video and audio decoding. These advancements include the following:

•	Compatibility with emerging standards and multiple platforms;
•	Improvements to our silicon architecture.

We cannot assure you that we will be able to make these advancements to our REALmagic technology. Even if we do make these advances, we cannot assure you that we will be able to achieve and maintain technological leadership. Any material failure by us or OEMs and software developers to develop or incorporate any required improvement could adversely affect the continued acceptance of our technology and the introduction and sale of future products based on our technology. We cannot assure you that products or technologies developed by others will not render our technology and the products based on our technology obsolete

To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory surplus and obsolescence. During fiscal 2003 and 2002, we wrote down our inventory in the amount of approximately $0.8 million and $1.4 million respectively, because of a continuing decline in demand for certain of our PC-related products. In addition, new products, as opposed to more mature products, typically have higher initial component costs. This higher cost could result in downward pressures on our gross margins.

Our industry is highly competitive and we cannot assure you that we will be able to effectively compete. If we fail to compete effectively, our growth could be substantially affected.

The market for multimedia products is highly competitive and is also influenced by embedded processors provided by multiple companies. Processors have, in recent years, included increased graphics functionality. Other companies with more experience and financial resources may develop a competitive product that could inhibit future growth of our REALmagic technology. Increased competition may be generated from several major computer product manufacturers that have developed products and technologies that could compete directly with REALmagic products. These competitors include:

•	STMicroelectronics;
•	Equator Technologies;
•	Zoran Corporation;
•	LSI Logic/C-Cube;
•	ESS Technology;
•	Broadcom;
•	Cirrus Logic;
•	TriMedia Technologies;
•	IBM;

•	ATI;
•	Oak Technology;
•	Texas Instruments.

In addition, for some applications, video decoding is done in software operating on today's more powerful CPUs. Most of our competitors have substantial experience and expertise in audio, video and multimedia technology and in producing and selling consumer products through retail distribution and OEM channels. These companies also have substantially greater engineering, marketing and financial resources than we have. Our competitors could form cooperative relationships that could present formidable competition to us. We cannot assure you that our REALmagic technology will achieve commercial success or that it will compete effectively against other interactive multimedia products, services and technologies that currently exist, are under development, or may be announced by competitors.

Our future revenue growth depends in large part on the adoption of MPEG technology and new CODECs.

Our business strategy is, and has been, to focus on REALmagic products by investing heavily in MPEG technology. We have made substantial investments in product development based on the latest MPEG technology, MPEG-4. Though MPEG-4 has gained some market acceptance, there is increasing competition from Microsoft's WMT and the ISO H.264 standard, a next generation video CODEC that forms an extension of MPEG-4. Though we intend to support new CODEC technologies as they become commercially viable, there is no guarantee that we can successfully develop these technologies in a timely manner or that competitors will not take the lead with these new technologies.

Our operating results are subject to significant fluctuations due to many factors and any of these factors could adversely affect our stock price.

Our operating results have fluctuated in the past and may continue to fluctuate in the future due to a number of factors, including but not limited to:

•	new product introductions by us and our competitors;
•	changes in our pricing models and product sales mix;
•	market acceptance of the technology embodied in our products generally and of our products in particular;
•	customer acceptance of our products;
•	shifts in demand for the technology embodied in our products generally and our products in particular and those of our competitors;
•	gains or losses of significant customers;
•	reduction in average selling prices and gross margins, which could occur either gradually or precipitously;
•	inventory obsolescence;
•	write-downs of accounts receivable;
•	an interrupted or inadequate supply of semiconductor chips or other materials, for example, our source of supply for silicon wafers was, and may in the future be affected by earthquakes in Taiwan;
•	our inability to protect our intellectual property;
•	loss of key personnel;
•	technical problems in the development, ramp up, and manufacturing of products which could cause shipping delays;
•	the effect of the terrorist attacks in the United States and any related conflicts or similar events worldwide;

•	availability of third-party manufacturing capacity for production of certain of our products;
•	the impact of the outbreak of severe acute respiratory syndrome, or SARS, upon our revenues and our supply sources for our products; and
•	we derive a substantial portion of our revenues from sales to the Asia Pacific region, which is subject to economic instability. We cannot assure you that such instability will not have a material adverse effect on any future international revenues.

We face many risks because of our heavy reliance on certain manufacturers and suppliers that could harm our business and financial condition.

Our products and components are presently manufactured by outside suppliers or foundries. We do not have long-term contracts with these suppliers. We conduct business with our suppliers on a written purchase order basis. Our reliance on independent suppliers subjects us to several risks. These risks include:

•	the absence of adequate capacity;
•	the unavailability of, or interruptions in access to, certain process technologies; and
•	reduced control over delivery schedules, manufacturing yields and costs.

We obtain some of our components from a single source. In fiscal 2000 we experienced a delay and interruption from our source due to the earthquake in Taiwan in October 1999. We estimate that this event resulted in lost sales of about $2.5 million. Other delays or interruptions have not occurred to date, but any delay or interruption in the supply of any of the components required for the production of our REALmagic silicon or our REALmagic multimedia cards currently obtained from a single source could have a material adverse impact on our sales of REALmagic products, and on our business.

We must provide our suppliers with sufficient lead-time to meet our forecasted manufacturing objectives. Any failure to properly forecast such quantities could materially and adversely affect our ability to produce REALmagic products in sufficient quantities. We cannot assure you that our forecasts regarding new product demand will be accurate, particularly because we sell our REALmagic products on a purchase order basis. Manufacturing REALmagic chipsets is a complex process, and we may experience short-term difficulties in obtaining timely deliveries. This could affect our ability to meet customer demand for our products. Any such delay in delivering products in the future could materially and adversely affect our operating results. Also, should any of our major suppliers become unable or unwilling to continue to manufacture our key components in required volumes, we will have to identify and qualify acceptable additional suppliers. This qualification process could take up to three months or longer and additional sources of supply may not be in a position to satisfy our requirements on a timely basis.

In the past, we have experienced production delays and other difficulties, and we could experience similar problems in the future. In addition, product defects may occur and they may escape identification at the factory. This could result in unanticipated costs, cancellations, deferrals of purchase orders, or costly recall of products from customer sites.

Loss of key personnel could cause our business to suffer.

Our future success depends in large part on the continued service of our key technical, marketing, sales and management personnel. Given the complexity of REALmagic technology, we are dependent on our ability to retain and motivate highly skilled engineers involved in the ongoing hardware and software development of REALmagic products. These engineers are required to refine the existing hardware system and application programming interface and to introduce enhancements in future applications. Despite incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth.

We face risks related to intellectual property rights.

Our ability to compete may be affected by our ability to protect our proprietary information. We currently hold twenty-two patents covering the technology underlying the REALmagic products. We have filed certain patent applications and are in the process of preparing others. We cannot assure you that any additional patents for which we have applied will be issued or that any issued patents will provide meaningful protection of our product innovations. Like other emerging multimedia companies, we rely primarily on trade secrets and technological know-how in the conduct of our business. We also rely, in part, on copyright law to protect our proprietary rights with respect to our REALmagic technology. We use measures such as confidentiality agreements to protect our intellectual property. These methods of protecting our intellectual property may not be sufficient.

The electronics industry is characterized by frequent litigation regarding patent and intellectual property rights. Any such litigation could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation, and we may not be successful in such development or in obtaining such licenses on acceptable terms, if at all. In addition, patent disputes in the electronics industry have often been settled through cross-licensing arrangements. Because we do not yet have a large portfolio of issued patents, we may not be able to settle an alleged patent infringement claim through a cross-licensing arrangement.

Our international operations are subject to certain risks.

During the first quarter of fiscal 2004 and 2003, sales to international customers accounted for approximately 88%, and 59% of our total net revenues, respectively. During fiscal 2003, 2002, and 2001, sales to international customers accounted for approximately 67%, 42%, and 65% of our total net revenues, respectively. We anticipate that sales to international customers, including sales of REALmagic products, will continue to account for a substantial percentage of our net revenues. Also, some of the foundries that manufacture our products and components are located in Asia. Overseas sales and purchases to date have been denominated in U.S. dollars.

Due to the concentration of international sales and the manufacturing capacity in Europe and Asia, we are subject to the risks of conducting business internationally. These risks include unexpected changes in regulatory requirements and fluctuations in the U.S. dollar that could increase the sales price in local currencies of our products in international markets, or make it difficult for us to obtain price reductions from our foundries. We do not currently engage in any hedging activities to reduce our exposure to exchange rate risks. If and when we engage in transactions in foreign currencies, our results of operations could be adversely affected by exchange rate fluctuations.

We derive a substantial portion of our revenues from sales to the Asia Pacific region. This region of the world is subject to increased levels of economic instability, and this instability could seriously harm our results of operations and operating cash flows. Further, the economic impact of the outbreak of SARS in this region could adversely affect our revenues and our business as a whole.

Our stock price may be volatile.

The market of our common stock has been subject to significant volatility. This volatility is expected to continue. The following factors, among others, may have a significant impact on the market price of our common stock:

•	our announcement of the introduction of new products;
•	our competitors' announcements of the introduction of new products; and
•	market conditions in the technology, entertainment and emerging growth company sectors.

The stock market has experienced, and is currently experiencing, volatility that particularly affects the market prices of equity securities of many high technology and development stage companies, such as those in the electronics industry. This volatility is often unrelated or disproportionate to the operating performance of such companies. These fluctuations, as well as general economic and market conditions, could decrease the price of our common stock.

USE OF PROCEEDS

Sigma will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered by this prospectus will be for the account of the selling shareholders, as described below.

SELLING SHAREHOLDERS

The following table sets forth as of the date of this prospectus the names of each of the selling shareholders, their positions (if any) with Sigma, the number of shares of common stock that each selling shareholder owns, the number of shares of common stock owned by each selling shareholder that may be offered for sale from time to time by this prospectus and the number of shares of common stock to be held by each selling shareholder assuming the sale of all the common stock offered hereby. An aggregate of 1,450,000 shares of Common Stock may be offered for sale by this prospectus.

The selling shareholders may distribute their shares, from time to time, to their limited and/or general partners who may sell shares pursuant to this prospectus. The selling shareholders may also transfer shares owned by them by gift, and upon any such transfer the donee would have the same right of sale as the selling shareholders. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

The shares being offered by the selling shareholders that appear on the following table were acquired from us in a private placement transaction that initially closed on June 25, 2003 and July 8, 2003. The private placement was exempt from registration under Section 4(2) of the Securities Act and Regulation S promulgated thereunder.

	Common Equivalent Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered(3)	Common Equivalent Shares Beneficially Owned After Offering
Name of Selling Shareholder	Number	Percent(2)		Number	Percent(2)
Acqua Wellington Opportunity I Limited (4)	1,450,000	7.20%	1,450,000	—	—

(1)	The share capital of Sigma consists of common stock, 20,139,311 shares of which were outstanding as of July 14, 2003.
(2)	Based on 20,139,311 shares of common stock outstanding as of July 14, 2003.
(3)	Shares being offered consist solely of common stock of Sigma.
(4)	Mr. Michael Taylor in his capacity as director of Acqua Wellington Opportunity I Limited, may be deemed to have shared or dispositive power over these shares. Mr. Taylor, however, disclaims this beneficial ownership.

PLAN OF DISTRIBUTION

On June 24, 2003 we entered into a common stock purchase agreement with the selling shareholder pursuant to which we sold 1,300,000 shares of our common stock at a purchase price of $8.19 per share. On July 2, 2003 we entered into a common stock purchase agreement with the selling shareholder pursuant to which we sold 150,000 shares of our common stock at a purchase price of $10.00 per share. In a registration rights agreement entered into in connection with this sale, we agreed to register the shares under the Securities Act for resale to the public. Under such agreement, we must use commercially reasonable efforts to cause this registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable after filing, but in no event later than September 14, 2003, and to keep this registration statement continuously effective under the Securities Act until the earlier of: (i) such time as the selling shareholder has sold all shares offered by this prospectus or (ii) such time as all of the shares offered by this prospectus may be sold by the selling shareholder pursuant to Rule 144 of the Securities Act within a given three month period without volume limitations and without compliance with the registration requirements of the Securities Act or (iii) eighteen months from the date this registration statement is declared effective.

The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of Sigma in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the Nasdaq National Market or any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our Common Stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares;

•	by pledge to secure debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	through a combination of any of the above transactions through a combination of any of the above transactions.

The selling shareholders and their successors, including their transferees, pledgees or donees or their successors, may sell the Common Stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling shareholder to register our common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling shareholder and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We have agreed to pay substantially all of the expenses incurred in connection with the registration of the shares of common stock offered hereby. The selling shareholder will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling shareholder may distribute its shares, from time to time, to its limited and/or general partners, who may sell shares pursuant to this prospectus. The selling shareholder may also transfer shares owned by it by gift, and upon any such transfer the donee would have the same right of sale as the selling shareholder.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

There is no assurance that the selling shareholders will sell any or all of the shares of common stock offered hereby.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for Sigma by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 1, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospective investors may rely only on the information contained in this Prospectus. Neither Sigma nor any Selling Shareholder has authorized anyone to provide prospective investors with information different from that contained in this Prospectus. This Prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of the shares.

1,450,000 Shares

Sigma Designs, Inc.

Common Stock

Prospectus

July 15, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other expenses of issuance and distribution.

The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee	$	[	]
Accountant's fees and expenses	$	[	]
Legal fees and expenses	$	[	]
Printing costs	$	[	]
Miscellaneous	$	[	]
Total	$

Item 15.    Indemnification of directors and officers.

Our Articles of Incorporation eliminate the liability of our directors to the fullest extent permitted by California law. California law provides that a corporation shall have the power to eliminate or limit the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability for (a) intentional misconduct or knowing and culpable violation of law; (b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (c) receipt of an improper personal benefit; (d) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders; (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (f) transactions between the corporation and a director who has a material financial interest in such transaction; and (g) liability for improper distributions, loans or guarantees as provided in Section 316 of the California General Corporation Law.

Our Bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by California law.

We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Sigma, arising out of such person's services as a Sigma director or officer, any subsidiary of Sigma or any other company or enterprise to which the person provides services at our request. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

The Registrant and the selling shareholders have entered into a Registration Rights Agreement which provides for cross-indemnification of each such shareholder, on the one hand, and the Registrant, its officers, directors and controlling persons, and each other such shareholder, on the other hand, for certain liabilities arising under the Securities Act or otherwise.

Item 16.    Exhibits and financial statement schedules.

Exhibit Number	Description of Document
4.1	Registration Rights Agreement dated June 24, 2003 by and among Sigma and the selling shareholders

4.2	Amendment No. 1 to Registrantion Rights Agreement dated July 2, 2003 by and among Sigma and the selling shareholder

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

23.2	Independent Auditors' Consent

24.1	Powers of Attorney (included on Page II-4)

Item 17.    Undertakings.

A.    The undersigned Registrant hereby undertakes:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that clauses (i) and (ii) will not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

(2)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

B.    Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.    Undertaking Regarding Indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.    Undertaking Regarding Registration Statement Permitted by Rule 430A.

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Milpitas, California, on July 16, 2003.

SIGMA DESIGNS, INC.

By:	/s/ THINH Q TRAN
Thinh Q. Tran President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thinh Q. Tran and Kit Tsui, and each of them, as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment or post-effective amendment to this Registration Statement on Form S-3 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant on July 16, 2003.

Signature	Title

/s/ THINH Q. TRAN Thinh Q. Tran	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ KIT TSUI Kit Tsui	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ WILLIAM J. ALMON William J. Almon	Director

/s/ JULIEN NGUYEN Julien Nguyen	Director

/s/ LUNG C. TSAI Lung C. Tsai	Director

INDEX TO EXHIBITS

Exhibit Number	Description of Document
4.1	Registration Rights Agreement dated June 24, 2003 by and among Sigma and the selling shareholders

4.2	Amendment No. 1 to Registration Rights Agreement dated July 2, 2003 by and among Sigma and the selling shareholder

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

23.2	Independent Auditors' Consent

24.1	Powers of Attorney (included on Page II-4)